MOL HUNGARIAN OIL AND GAS PLC.

Finance

RECEIVED
2004 MAY -4 P 12: 18
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

13th April, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

04024802

Attention: **Special Counsel**
Office of International Corporate Finance

SUPPL

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Michel-Marc Delcommune
Chief Financial Officer

PROCESSED
MAY 05 2004
THOMSON
FINANCIAL

Enclosure

MOL HUNGARIAN OIL AND GAS PLC.

RECEIVED
2004 MAY -4 P 12: 18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

INVESTOR NEWS

26 March, 2004

Hermész Ltd. exercised MOL's call option right on TVK shares under the option agreement with Magyar Külkereskedelmi Bank

MOL Hungarian Oil and Gas Company and its subsidiary, Hermész Ltd., according to Section 67 (1) and (5) and Section 54 (1) of Capital Market Act, hereby announce that today Hermész Ltd. exercised MOL's call option right established under the agreement between MOL and Magyar Külkereskedelmi Bank signed on 22 September, 2000 as amended on 20 September, 2002 for the purchase of an 8.02% stake in TVK. Following the exercise of the call option and the closing of the transaction, the influence of Hermész Kft. in TVK will be 8.02%, while the direct and indirect influence of MOL in TVK will be 52.55%.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

29 March, 2004

Purchase of treasury shares

MOL Hungarian Oil and Gas Company hereby announces that, through the exercise of its pre-emption rights, today it purchased 553,400 "A" series MOL shares on the Budapest Stock Exchange from Slovintegra-Slovbena shareholder group at HUF 6,400 each, with the assistance of ING Bank (Hungary) Rt., as investment service provider.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

MOL HUNGARIAN OIL AND GAS PLC.

Board of Directors of MOL Hungarian Oil and Gas Plc.

(1117 Budapest, Október huszonharmadika u. 18.)

hereby informs its shareholders that at the Annual General Meeting to be held at Danubius Thermal & Conference Hotel Helia (Budapest XIII. Kárpát u. 62-64.) on April 30, 2004 (Friday) at 10:00 am. the Board of Directors and the Supervisory Board will propose to approve MOL Rt. and MOL Group balance sheet and income statement with the following main data:

Main items of audited unconsolidated balance sheet of MOL Plc as of December 31, 2003 according to Hungarian Accounting Standards (HAS, in HUF million)

Assets		Liabilities and shareholders' equity	
Non-current assets	821,851	Shareholders' equity	737,107
Current assets	594,590	Provisions	68,621
Deferred expenses and accrued income	11,785	Liabilities	607,344
		Accrued expenses and deferred income	15,154
Total assets	1,428,226	Total liabilities and shareholders' equity	1,428,226

Main items of audited consolidated balance sheet of MOL Group as of December 31, 2003 according to Hungarian Accounting Standards (HAS, in HUF million)

Assets		Liabilities and shareholders' equity	
Non-current assets	866,995	Shareholders' equity	641,857
Current assets	474,911	Provisions	81,700
Deferred expenses and accrued income	14,226	Liabilities	617,735
		Accrued expenses and deferred income	14,840
Total assets	1,356,132	Total liabilities and shareholders' equity	1,356,132

Main items of audited consolidated balance sheet of MOL Group as of December 31, 2003 according to International Financial Reporting Standards (IFRS, in HUF million)

Assets		Liabilities and shareholders' equity	
Non-current assets	1,073,568	Shareholders' equity	523,869
Current assets	459,167	Minority interest	155,752
		Provisions	81,953
		Liabilities	771,161
Total assets	1,532,735	Total liabilities and shareholders' equity	1,532,735

Main items of audited income statement of MOL Plc and MOL Group as of December 31, 2003 according to Hungarian Accounting Standards (HAS) and International Financial Reporting Standards (IFRS, in HUF mn)

	MOL Plc (HAS)	MOL Group (HAS)	MOL Group (IFRS)
Net sales	1,395,181	1,913,907	1,504,038
Operating profit	56,794	93,767	82,810
Profit before taxation	328,416	124,487	72,140
Net income	328,416	148,102	99,720

The difference between profit before taxation of MOL Plc and MOL Group prepared in accordance with Hungarian Accounting Standards derives from the recognition of unrealised net gain regarding the unbundling of gas business in MOL Plc company only financial statements that was eliminated in the consolidation.
The main reason for the difference between profit before taxation of MOL Group prepared in accordance with International Financial Reporting Standards (IFRS) and Hungarian Accounting Standards (HAS) is the different accounting treatment for foreign exchange evaluation at year-end.

IFRS balance sheet and income statement data are only for information purposes, they are not subject of general meeting approval.

The Board of Directors proposes the Annual General Meeting the approval of payment of gross dividend of HUF 55 per share in respect of the 2003 business year.
The above financial data do not include the effect of the payment of dividend.

Board of Directors of MOL Hungarian Oil and Gas Plc